Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399
[CN LOGO]                                                                  News
North America's Railroad                                  FOR IMMEDIATE RELEASE



                                             Stock symbols: TSE: CNR / NYSE: CNI



                                                                       www.cn.ca






                    Canadian National's Paul M. Tellier tells
           U.S. Senate Commerce Committee STB's rail merger moratorium is unlawful and unfair

                   Delaying CN/BNSF common control application
                          favors major rail competitors

WASHINGTON, March 23, 2000 -- Canadian National President and Chief Executive Officer Paul M. Tellier told U.S. Senators in written testimony today that the U.S. Surface Transportation Board's (STB) decision to impose a 15-month moratorium on rail merger applications is both unlawful and unfair.

Tellier, in a submission to the surface transportation and merchant marine subcommittee of the Senate Commerce Committee, said CN "strongly disagrees with the STB's March 17 decision" to impose a moratorium for 15 months on activity related to mergers of Class 1 rail carriers and to initiate rule-making proceedings to establish new rail merger rules. CN believes that decision "exceeds the scope of the Board's statutory authority."

Tellier also told U.S. Senators "there was no clear consensus for imposing a moratorium on STB consideration of rail merger applications" during recent STB hearings on rail consolidations. "In fact, the only unanimity in support of a moratorium came from the major competitors of CN and BNSF.

"If people had known beforehand that the STB would seize upon a moratorium as a result of the hearings, the STB may have heard a lot more opposition to that concept. Even so, most witnesses filing statements or letters, or testifying in person at the hearings, supported proceeding with consideration of the merits of the CN/BNSF transaction without delay."

At the STB hearings earlier this month, Secretary of Transportation Rodney Slater stated that any type of STB-imposed moratorium on consideration of the CN/BNSF transaction would be inappropriate. Shipper associations such as the National Industrial Transportation League, short-line railroads, municipalities, academics and a majority of individual shippers also supported prompt consideration by the STB of the CN/BNSF application. In addition, more than 200 shippers wrote to the STB in support of fair, prompt consideration of the CN/BNSF combination.

Tellier said: "The STB's decision deprives CN and [Burlington Northern Santa Fe Corporation] of our statutory right to a prompt and fair hearing [of their common control application]. It is also contrary to the public interest in efficient rail transportation. In fact, if the STB's consideration of our proposed transaction does not proceed, the public benefits of the CN/BNSF transaction, which could be in excess of US$500 million annually, will be either delayed or lost forever."


The CN/BNSF transaction would yield new synergies for the combined companies and would allow shippers to reduce their inventory and logistics costs. These savings on the part of both the railroads and their customers are part of the public benefits of consolidation.

STB Chairman Linda J. Morgan was the only witness at today's senate subcommittee hearing on the STB's rail merger moratorium.

Under current law and STB regulations, Tellier said, CN and BNSF are entitled to a hearing on the merits of their proposal within 16 months of the date of application, which the moratorium improperly prevents the carriers from filing.

"The STB's decision is not only unauthorized by Congress, it is also a de facto amendment...of the STB's regulations, applied retroactively to prevent the filing of the CN/BNSF application and a subsequent decision on the merits by the STB," Tellier said. "The decision's illegality is compounded by its blatant unfairness."

CN and BNSF have appealed the STB's decision to the U.S. Court of Appeals for the District of Columbia Circuit. And both railroads have filed with the STB petitions for a stay - pending judicial review and prior to seeking, if necessary, a judicial stay pending that review - of the Board's decision.

CN and BNSF on Dec. 20, 1999, filed with the STB a notice of intent to file, on approximately March 20, 2000, an application seeking STB authorization to bring the two railroads under common control.

Tellier said the STB repeatedly cited service problems of the rail industry in its decision to impose the rail merger moratorium. "However, the mere pendency and hearing of the CN/BNSF application will not threaten irreparable harm to railroad service or contribute to further service problems. This will only happen if railroad executives ignore their own problems, and if the Board then fails to make them remedy such problems."

Tellier also questioned the unnecessarily-long 15-month proceeding announced by the STB to consider new rail merger rules, given the agency's hearings earlier this month on rail consolidations and its consideration and oversight of recent mergers.

"A prolonged rule-making proceeding, combined with the 15-month moratorium on consideration of Class 1 rail mergers, will do nothing to strengthen the competitive viability of the railroad industry. Rather, it will have the opposite effect....

"Rather than allowing railroads to become more efficient and effective competitors...the Board's March 17 decision will reduce competitive pressures and, hence, reduce incentives to improve service and keep prices down. In protecting railroads that would have to face the increased competition that would result from the CN/BNSF combination, the STB is not doing the job that Congress intended."

Tellier said the essentially end-to-end CN/BNSF combination will generate competitive transportation advantages for shippers at lower cost and will enhance the safety and efficiency of rail operations - without service disruption, additional corporate debt or significant impact on employees.

The two railroads guarantee that shippers will have the equal or better service over their networks after the combination is effect, and they are committed to reach voluntary labor settlements with their organized workers.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the proxy statement for the shareholders' meeting to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination, because they contain important information. These documents may be obtained for free at the SEC Web site, www.sec.gov, or the Web site of the Canadian Securities Administrators, www.sedar.com. Other filings made by CN on forms 40-F and 6-K and CN's annual information form may be obtained for free from the CN Corporate Secretary at (514) 399-6569. Other filings made by BNSF on forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.

                                     - 30 -


Contact:  Mark Hallman
          System Director, Media Relations
          (416) 217-6390

 This document contains forward-looking statements regarding future events and the future performance of CN, BNSF and the combined company that involve risks and uncertainties that could cause actual results to differ materially. Those risks and uncertainties include, but are not limited to, customer demand, industry competition and regulatory developments, natural events such as severe weather, floods and earthquakes, the effects of adverse economic conditions affecting the Companies' shippers, changes in fuel prices and the ultimate outcome of shipper claims, environmental investigations or proceedings and other types of claims and litigations. We refer you to the documents that CN, BNSF and the combined company file from time to time with the United States Securities and Exchange Commission and the Canadian Securities Administrators, such as a registration statement related to securities to be used in connection with the proposed business combination, as well as the Companies' form 10-K, form 40-F, form 10-Q, form 8-K and form 6-K, reports annual information forms and material change reports, which contain additional important factors that could cause their results to differ from their current expectations and the forward-looking statements contained in this document.